K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

October 27, 2015

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Municipal 2021 Target Term Fund

(File Nos. 333-207475; 811-23102)

Initial Registration Statement on Form N-2

Dear Ms. Bentzinger:

On October 19, 2015, the above referenced fund (the “Fund”) filed a Registration Statement on Form N-2 (“Registration Statement”) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Portions of the Registration Statement are substantially identical to Nuveen High Income 2020 Target Term Fund’s (“JHY”) registration statement (File Nos. 333-203768; 811-23051) (the “JHY Registration Statement,” and together with the Registration Statement, the “Registration Statements”). The SEC staff reviewed and commented on the JHY Registration Statement via comment letter dated May 28, 2015 and subsequently declared it effective on July 28, 2015.

The Fund and JHY have substantially similar investment objectives and investment strategies. Each of the Fund and JHY: (1) has an original term of five years; (2) has the investment objectives of providing a high level of current income and returning the original net asset value per common share (before deducting offering costs) to common shareholders on or about the fund’s respective termination date (note, however, that the Fund seeks to provide a high level of current income exempt from regular federal income tax); (3) intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income, possibly retaining gains and limiting the longest maturity of any holding to no later than approximately six months after the termination date of the fund; and (4) on or about the termination date of the fund, intends to cease its investment operations, liquidate its

Securities and Exchange Commission

October 27, 2015

portfolio, retire or redeem its leverage facilities and seek to return the original net asset value to common shareholders, unless the term of the fund is extended for one period of up to six months by a vote of the fund’s board of trustees.

The primary difference between the Fund and JHY is that the Fund seeks to achieve its investment objectives by investing in municipal securities and JHY seeks to achieve its investment objectives by investing in corporate debt securities. As a result, the Fund’s investment policies differ from those of JHY.

JHY and the Fund share the same board of trustees, officers, investment adviser and subadviser, legal counsel, transfer agent and custodian. It is anticipated that JHY and the Fund will also share the same independent registered public accounting firm. As a result, the Registration Statements are identical in these respects. The only notable differences appear in the following sections of the prospectus disclosure (headings and page numbers correspond to the Registration Statement).

Except as otherwise indicated below, references to the Fund’s investment in municipal securities and other related investments, the income from which is exempt from regular federal income, as opposed to JHY’s investment in corporate debt securities in each of the following sections:

•	Prospectus Summary

•	Who May Want to Invest (pg. 1);

•	Investment Objectives (pg. 2) (inclusion of the reference to the Fund’s objective to provide a high level of current income “exempt from regular federal income tax”);

•	Fund Strategies (pg. 2) (elimination of the parameter of investing “at least 80% of its Managed Assets in securities that, at the time of investment, are rated below investment grade or are unrated but judged by JHY’s subadviser to be of comparable quality” and replacing it with the parameter of investing “at least 65% of its Managed Assets in low- to medium-quality securities that, at the time of investment, are rated BBB/Baa or lower or are unrated but judged to be of comparable quality by the Fund’s subadviser”);

•	Portfolio Contents (pg. 2) (inclusion of a reference to the Fund’s investment in “low- to medium-quality municipal securities” as well as a categorization of municipal securities given the Fund’s investment in municipal securities);

•	Investment Policies (pgs. 4-5)

•	Five-Year Term (pg. 6) (elimination of the reference limiting the mandatory redemption date for “preferred stock” and replacing it with a reference

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October 27, 2015

limiting the mandatory redemption date for “escrowed securities or other tax exempt securities” given the Fund’s investment in tax exempt securities and not corporate debt securities and preferred stock);

•	Leverage (pgs. 7-8) (revised given the Fund’s current intention to issue preferred shares and invest in inverse floating rate securities as the primary components of its leverage strategy, rather than use borrowings as in JHY);

•	Distributions (pg. 9) (elimination of the references that the Fund expects to declare its initial distribution “within 30 days following the completion of the offering” and pay that distribution on or about “the first business day of the next month thereafter (approximately 45 days from the completion of this offering)” and replacing them with references that the Fund expects to declare its initial distribution “within 45 days following the completion of the offering” and paying that distribution on or about “February 1, 2016”);

•	Special Risk Considerations – Fund Level Risks – Municipal Securities Market Risk (pg. 13) (inclusion of this risk given the Fund’s investment in municipal securities);

•	Special Risk Considerations – Fund Level Risks – Inverse Floating Rate Securities Risk (pgs. 14-16) (inclusion of this risk given that the Fund’s leverage strategy includes investing in inverse floating rate securities);

•	Special Risk Considerations – Fund Level Risks – Tender Option Bond Regulatory Risk (pgs. 16-17) (inclusion of this risk given that the Fund’s leverage strategy includes investing in inverse floating rate securities, which may include inverse floating rate securities issued by a tender option bond trust );

•	Special Risk Considerations – Issuer Level Risks – Credit and Below Investment Grade Risk (pg. 17) (inclusion of the credit risk of municipal securities given the Fund’s focus on municipal securities);

•	Special Risk Considerations – Security Level Risks –Taxability Risk (pgs. 19 - 20) (inclusion of this risk given the Fund’s investment in tax exempt municipal securities);

•	Special Risk Considerations – Security Level Risks – Insurance Risk (pg. 20) (inclusion of this risk given the Fund’s potential investment in municipal securities that are secured by insurance, bank credit agreements or escrow accounts);

•	Special Risk Considerations – Security Level Risks – Hedging Risk (pg. 21) (inclusion of this risk given the Fund’s potential use of derivative instruments to reduce risk (note that this risk is addressed in “Futures and Options Risk” in the JHY statement of additional information));

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October 27, 2015

•	Special Risk Considerations – Other Risks – Recent Market Circumstance (pgs. 21-22) (inclusion of the effect of recent market circumstance on municipal securities given the Fund’s investment in municipal securities);

•	The Fund’s Investments

•	Investment Objectives (pg. 26) inclusion of the reference to the Fund’s objective to provide a high level of current income “exempt from regular federal income tax”);

•	Fund Strategies (pg. 26) (elimination of the parameter of investing “at least 80% of its Managed Assets in securities that, at the time of investment, are rated below investment grade or are unrated but judged by JHY’s subadviser to be of comparable quality” and replacing it with the parameter of investing “at least 65% of its Managed Assets in low- to medium-quality securities that, at the time of investment, are rated BBB/Baa or lower or are unrated but judged to be of comparable quality by the Fund’s subadviser”);

•	Portfolio Contents (pg. 27) (inclusion of a reference to the Fund’s investment in “low- to medium-quality municipal securities” as well as a categorization of municipal securities given the Fund’s investment in municipal securities);

•	Investment Policies (pg. 28);

•	Five-Year Term and Final Distribution (pg. 29) (elimination of the reference to limiting the mandatory redemption date for “preferred stock” and replacing it with a reference or limiting the mandatory redemption date for “escrowed securities or other tax exempt securities” given the Fund’s investment in tax exempt securities and not corporate debt securities and preferred stock);

•	Portfolio Composition (pgs. 30-39);

•	Leverage (pgs. 39 - 40) (revised given the Fund’s current intention to issue preferred shares and invest in inverse floating rate securities as the primary components of its leverage strategy, rather than use borrowings as in JHY);

•	Risks

•	Fund Level Risks – Municipal Securities Market Risk (pg. 44 - 45) (inclusion of this risk given the Fund’s investment in municipal securities);

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October 27, 2015

•	Fund Level Risks – Economic and Political Events Risk (pg. 45) (inclusion of this risk given the Fund’s potential investment in certain municipal securities, such as those relating to the education, health care, housing, transportation or utilities industries);

•	Fund Level Risks – Inverse Floating Rate Securities Risk (pg. 45 - 47) (inclusion of this risk given that the Fund’s leverage strategy includes investing in inverse floating rate securities);

•	Issuer Level Risks – Credit and Below Investment Grade Risk (pg. 47 - 48) (inclusion of credit risk of municipal securities given the Fund’s investment in municipal securities);

•	Security Level Risks - Insurance Risk (pgs. 50 - 51) (inclusion of this risk given the Fund’s potential investment in municipal securities that are secured by insurance, bank credit agreements or escrow accounts);

•	Other Risks - Taxability Risk (pg. 56) (inclusion of this risk given the Fund’s investment in tax exempt municipal securities)

•	Net Asset Value (pg. 60); (inclusion of the Fund’s approach to pricing municipal securities); and

•	Distributions (pg. 61) (elimination of the references that the Fund expects to declare its initial distribution “within 30 days following the completion of the offering” and pay that distribution on or about “the first business day of the next month thereafter (approximately 45 days from the completion of this offering)” and replacing them with references that the Fund expects to declare its initial distribution “within 45 days following the completion of the offering” and paying that distribution on or about “February 1, 2016”).

We also have included a marked version of the Fund’s Registration Statement; the marked text reflects disclosure in the Fund’s Registration Statement that differs from the JHY Registration Statement filed on July 27, 2015.

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staff’s previous review and comment on the JHY Registration Statement and its similarity to the Fund’s Registration Statement. Please call me at (312) 807-4295 or Fatima Sulaiman at (202) 778-9082 if you have any questions about the enclosed, or if you require anything further.

Securities and Exchange Commission

October 27, 2015

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to    Mark L. Winget